Exhibit 12
CF INDUSTRIES HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2017		2016		2015		2014		2013

Pretax (loss) earnings from continuing operations	$(125)		$(226)		$1,058		$2,187		$2,210
Plus:
Fixed charges	459		497		343		312		264
Distributed income of equity investees	27		14		48		79		59
Amortization of capitalized interest	28		9		2		1		4
Less:
Preference security dividends of CF Industries Nitrogen, LLC	(107)		(79)		—		—		—
Preference security dividends of Terra Nitrogen Company, L.P.	(24)		(40)		(45)		(46)		(66)
Capitalized interest	(2)		(166)		(154)		(74)		(27)
Earnings for fixed charge coverage ratio	$256		$9		$1,252		$2,459		$2,444

Fixed charges
Interest expensed (a)	$315		$200		$133		$178		$152
Capitalized interest	2		166		154		74		27
Estimated interest in rent expense (b)	11		12		11		14		19
Preference security dividends of CF Industries Nitrogen, LLC	107		79		—		—		—
Preference security dividends of Terra Nitrogen Company, L.P.	24		40		45		46		66
	$459		$497		$343		$312		$264

Ratio of earnings to fixed charges	0.56	x	0.02	x	3.6	x	7.9	x	9.3	x
(a) Including amortized premiums, discounts, and capitalized expenses related to indebtedness.
(b) Assumes that the interest component is 9% of total rent expense in 2017, 11% in 2016, 11% in 2015, 15% in 2014 and 19% in 2013.